UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-39229

Zhongchao Inc.

(Exact name of registrant as specified in its charter)

Room 2504, OOCL Plaza

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Adoption of Amended and Restated Memorandum of Association

On June 18, 2026, Zhongchao Inc. (the “Company”) held an extraordinary general meeting (the “Meeting”) at which shareholders passed resolutions approving:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”), the consolidation of the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Share Consolidations”, and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 250:1; and

(b)	subject to and immediately following each Share Consolidation being effected, the Company's adoption of amended and restated memorandum of association in substitution for, and to the exclusion of the Company's existing memorandum of association, to reflect such Share Consolidation.

On 18 June 2026, the Board passed resolutions approving the consolidation of the Company's authorised, issued and outstanding shares on a 1-for-3 ratio with effect from June 29, 2026.

Upon the effectiveness of the share consolidation, every three Class A ordinary shares with a par value of US$0.248 each were consolidated into one Class A ordinary share with a par value of US$0.744 each, and every three Class B ordinary shares with a par value of US$0.248 each were consolidated into one Class B ordinary share with a par value of US$0.744 each, and the Company adopted an amended and restated memorandum of association reflecting the Company's newly consolidation authorised share capital of US$10,000,000,000 divided into 12,096,774,193.5484 Class A ordinary shares with a par value of US$0.744 each and 1,344,086,021.50538 Class B ordinary shares with a par value of US$0.744 each.

Entry into Share Purchase Agreement and Placement Agency Agreement

On July 23, 2026, Zhongchao Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors (each, a “Purchaser,” and collectively, the “Purchasers”) in connection with a registered direct offering of 300,000 Class A Ordinary Shares, par value US$0.744 each (the “Class A Ordinary Shares”), and, in lieu of Class A Ordinary Shares, pre-funded warrants (the “Pre-Funded Warrants”) to purchase 4,245,455 Class A Ordinary Shares (the “Warrant Shares”), in the aggregate (such offering, the “Offering”). The offering price for the Class A Ordinary Shares is $1.10 per Class A Ordinary Share, and the purchase price of each Pre-Funded Warrant is $1.10 (less the exercise price of US$0.001 per share).

The Pre-Funded Warrants have an exercise price of $0.001 per share, and each Pre-Funded Warrant is exercisable for one Class A Ordinary Share (the shares underlying the Pre-Funded Warrants, the “Warrant Shares”). A holder of the Pre-Funded Warrants (“Holder”) will not have the right to exercise any portion of its Pre-Funded Warrants if the Holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. The Pre-Funded Warrants will be immediately exercisable (subject to the aforementioned beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Pre-Funded Warrant may be exercised, in whole or in part, at such time by means of a cashless exercise, under which cashless exercise the Holder is entitled to receive a number of Warrant Shares under the terms of the Pre-Funded Warrants. The exercise price of the Pre-Funded Warrants is subject to adjustment for share subdivisions, share dividends, share consolidations, and other similar transactions of the Class A Ordinary Shares or such other event as further described in the Pre-Funded Warrants. The Class A Ordinary Shares, the Pre-Funded Warrants, and the Warrant Shares were offered pursuant to a registration statement on Form F-3 (File No. 333-279667) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2024, as amended on June 6, 2025, which registration statement was declared effective by the SEC on June 24, 2025, and the prospectus supplement filed with the SEC on July 24, 2026.

The Securities Purchase Agreement also provides each purchaser with a 60-day right to purchase, at $1.10 per share, an additional allocation of up to 200% of the Class A Ordinary Shares and Warrant Shares purchased by such purchaser at the Offering, with any additional closing to occur on the first trading day after the applicable election notice.

The Offering was consummated on July 24, 2026. The Company received net proceeds of approximately $4.5 million from the Offering, after deducting offering expenses payable by the Company, including placement agent fees, legal fees, and clearing fees. The Company intends to use the net proceeds from the Offering for general corporate purposes.

In connection with the Offering, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) on July 23, 2026 with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the exclusive placement agent in connection with the Offering. The Company has agreed to pay the Placement Agent commissions equal to 7.0% of the aggregate gross proceeds raised in the Offering and to reimburse the Placement Agent 1.0% of the aggregate gross proceeds of the Offering as a non-accountable expense of the Offering. The Company has also agreed to reimburse the Placement Agent for up to $80,000 for its out-of-pocket expenses related to the Offering, including any reasonable fees, costs and disbursements of the Placement Agent’s legal counsel’s expenses, and travel costs in connection with the Offering.

For the eight-month period following the closing of the Offering, the Company has granted the Placement Agent a right of first refusal to provide certain investment banking services to the Company, including acting as lead or joint manager for any underwritten public offering and as lead or joint book-runner, placement agent or initial purchaser in connection with any private offering of the Company’s securities. Any such engagement would be subject to a separate agreement with customary terms, including fees and indemnification, and the right may be terminated by the Company for cause.

The Placement Agent is entitled to compensation commensurate with the fees set forth in the Placement Agency Agreement for 12 months from the closing date of the Offering from the sale of any equity, debt or equity-linked securities to any investor actually introduced by the Placement Agent to the Company between the date of the Placement Agency Agreement and the closing of the Offering, if such financing is consummated during such 12-month period.

The foregoing summaries of the Securities Purchase Agreement, Pre-Funded Warrant, and Placement Agency Agreement do not purport to be complete and are subject to and are qualified in their entirety by copies of such documents filed as Exhibits 10.1, 4.1, and 10.2, respectively to this Current Report on Form 6-K (“Form 6-K”) and are incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statement on Form S-8 (File No. 333-289791), Form S-8 (File No. 333-288589), Form F-3 (File No. 333-279667) and Form F-3 (File No. 333-283916) to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits Index

Exhibit No.	Description
2.1	Amended and Restated Memorandum of Association (Adopted by special resolution passed on 18 June 2026 and made effective on 29 June 2026 pursuant to director resolutions passed on 18 June 2026)
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Ogier
10.1	Form of Securities Purchase Agreements
10.2	Form of Placement Agency Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: July 27, 2026	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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